SECURITIE

15026371

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newport Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 International Parkway, Suite 270
(No. and Street)

Heathrow	FL	32746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Fehr 407-333-2905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey, LLP
(Name – *if individual, state last, first, middle name*)

919 East Main Street, Suite 1800	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/22/15

OATH OR AFFIRMATION

I, Mendel A. Melzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Group Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COLLEEN J MONTELONGO
Notary Public - State of Florida
Commission # FF 188378
My Comm. Expires May 1, 2019
Bonded through National Notary Assn

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Newport Group Securities, Inc.

Financial Report
December 31, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Newport Group Securities, Inc.
Heathrow, Florida

We have audited the accompanying statement of financial condition of Newport Group Securities, Inc. (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Newport Group Securities, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Richmond, Virginia
May 20, 2015

Newport Group Securities, Inc.

Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	2,984,649
Receivables, net		3,359,880
Due from related party		9,883
Prepaid expenses and other assets		189,550
Deferred tax asset, net		17,923
Total assets	$	6,561,885
Liabilities and Stockholder's Equity		
Liabilities		
Accrued commissions	$	1,033,601
Due to related party		666,632
Other liabilities		335,571
Total liabilities		2,035,804
Stockholder's Equity		
Common stock, $1.00 par value, 2,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		11,067
Retained earnings		4,514,914
Total stockholder's equity		4,526,081
Total liabilities and stockholder's equity	$	6,561,885

See Notes to Financial Statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Newport Group Securities, Inc. (the "Company") is a limited broker/dealer and registered investment advisor. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company operates within the exemptive provisions of Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(i) thereof. When acting as a limited broker/dealer, its marketing and sales activities are devoted primarily to variable life insurance used as funding vehicles within corporate sponsored employee benefit programs. As a registered investment advisor, the Company provides advice on similar investment strategies. The Company's target clients for these products and services are publicly held corporations, large private companies and certain high net worth individuals. The Company's marketing and sales activities are conducted on a nation-wide basis.

On December 1, 2014, Newport Group Holdings I, Inc. (NGH), which was formed by an outside investor group for the sole purpose of the acquisition, acquired 100% of the common stock of the Company. The election to push down the accounting from the transaction when a change-in-control event occurs is optional under guidance issued in the Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 805, *Business Combinations*. The Company has elected not to apply pushdown accounting in the accompanying financial statements.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Insurance product transactions (and related commission revenue and expenses, if applicable) are recorded when the underwriters notify the Company that related premiums were collected. Any adjustments to commissions which may result from cancellations or other adjustments are recorded in the period the underwriters notify the Company.

The Company recognizes revenue ratably over the contract period for investment consulting fees related to investment advisory services based upon a percentage of the assets under management or on a flat-fee basis as provided per contractual agreement.

Mutual fund revenue is based upon a percentage of asset values of mutual funds managed or on a fixed fee and is recognized ratably over the year.

Client service fees are recognized ratably over the contract period for recurring fees or when the consulting project is complete for non-recurring fees.

Amounts billed and collected before the services are performed are recorded as deferred revenue and included in other liabilities, as further detailed in Note 2. Amounts billed before the services are performed but which are uncollected are recorded as a reduction of receivables.

Receivables: Receivables are primarily for commissions and investment consulting fees. Receivables are recorded at net realizable value. Receivables include $464,091 of unbilled receivables as of December 31, 2014. Unbilled receivable represents amounts due for services performed that have not been billed. Unbilled receivables are expected to be billed and collected during the next year. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. This allowance is reviewed periodically and adjusted for amounts deemed uncollectible by management. At December 31, 2014, in the opinion of management, an allowance for doubtful accounts of $64,933, respectively, was deemed necessary.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Concentration of credit risk: The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company maintains cash with high credit, quality financial institutions and, therefore, bears minimal credit risk. The Company has not experienced any losses on cash accounts.

Investment in stock: The Company carries its investment in NASDAQ stock at fair value. The Company recognizes unrealized gains and losses on its investment in NASDAQ stock based upon the price per share of the stock as reported on the New York Stock Exchange on the last day of each fiscal period. At December 31, 2014, the fair value of the Company's investment in stock was $96,400 and was included in the prepaid expenses and other assets line item of the accompanying statement of financial condition.

Fair value of financial instruments: The Company records its investment in stock at fair value. Guidance provided by the FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value instrument in its entirety requires judgment, and considers factors specific to the investment.

The investment in stock is considered Level 1, measured at fair value on a recurring basis based on quoted prices for identical assets in active markets.

Income taxes: From the Company's inception in December 1991 through November 30, 2014, the Company was operated as an "S" corporation where federal income taxes, in addition to certain state income taxes, were the responsibility of the Company's stockholders. As such, no provision or liability for federal or state income taxes has been included in the financial statements relative to the period of January 1, 2014 through November 30, 2014. On December 1, 2014, effective with the acquisition of the Company by NGH, the Company converted to a "C" corporation and, as a result, became subject to corporate federal and state income taxes. Consequently, deferred tax assets and liabilities were established to reflect certain book tax basis differences and the Company has included an income tax provision for the one month ended December 31, 2014 in its financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recently issued accounting pronouncement: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. Early adoption is not permitted. The updated standard becomes effective for the Company in the first quarter of fiscal year 2017. The Company is currently evaluating the effect that the provisions of ASU 2014-09 will have on the Company's financial statements.

Note 2. Other Liabilities

Other liabilities consisted of the following as of December 31, 2014:

Deferred revenue	$	239,470
Accrued mutual fund expense		39,678
Accrued investment consulting expense		25,307
Other		31,116
	$	335,571

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital, as defined, of $1,622,451, which was $1,486,731 in excess of its required net capital of $135,720. At December 31, 2014, the ratio of aggregate indebtedness to net capital was 1.25 to 1. The Company has no liabilities which are subordinated to the claims of general creditors.

Note 4. Related-Party Transactions

On December 1, 2003, the Company entered into an expense sharing arrangement with The Newport Group, Inc. ("Newport Group"), a sister company. Under the expense sharing arrangement, Newport Group permits the Company to market and distribute its products and services from Newport Group's facilities used in conjunction with Newport Group's business, subject to reimbursement of the expenses associated with such use. Such expenses include but are not limited to: rent, office supplies, telephone, postage, facsimile and copying equipment, travel and entertainment, dues, and subscriptions. Newport Group will provide the Company with professional support services as it may require to conduct and administer its operations including but not limited to: executive, administrative, accounting, clerical, legal, and sales services; and act as paymaster to those personnel employed by Newport Group and providing services to the Company. The term of this agreement is one year and is renewable for successive one-year terms unless terminated by either party upon written notice. As of December 31, 2014, $210,253 was due to Newport Group related to the cost sharing agreement.

Note 4. Related-Party Transactions (Continued)

As of December 31, 2014, the Company owed $456,379 to its parent company, NGH for federal and state income taxes for the period from December 1, 2014 through December 31, 2014. The Company converted from an "S" corporation to a "C" corporation, effective with its acquisition by NGH on December 1, 2014.

As of December 31, 2014, $9,883 was due from Newport Retirement Services, Inc. ("Newport Retirement Services") for investment consulting fees collected on behalf of the Company by Newport Retirement Services as the result of clients remitting payments to the incorrect lockbox. Newport Retirement Services is a wholly-owned subsidiary of Newport Group.

Note 5. Income Taxes

The components of the net deferred tax asset included in the statement of financial condition for the one month ended December 31, 2014 were as follows:

Deferred tax assets:	
Provision for allowance for doubtful accounts	$ 25,456
Total deferred tax assets	25,456
Deferred tax liabilities:	
Unrealized gain on investment	(7,533)
Total deferred tax liabilities	(7,533)
Deferred income taxes, net	$ 17,923

In accordance with accounting standards relating to accounting for uncertainty in income taxes, management assessed whether there were any uncertain tax positions which may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements.

The Company filed income tax returns in the U.S. federal jurisdiction and various states as a separate "S" corporation through November 30, 2014. Beginning December 1, 2014, the Company will file federal and state income tax returns on a consolidated basis with its parent when applicable. As such, the Company's tax provision, and related payable, as of and for the one month ended December 31, 2014 was prepared using the separate-return method. It is anticipated that the Company will pay or receive from the parent company amounts equivalent to income tax charges or credits.

With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2011.

Note 6. Commitments and Contingencies

The Company has entered into agreements with certain underwriters of major life insurance contracts whereby the termination of the insurance and annuity-based variable products by the customers, for any reason other than maturity of the contracts, will result in commission chargeback expense to the Company. The amount of any chargeback would be determined based upon a decreasing percentage and the last contract year completed by the customer over a two to twelve-year period depending upon the individual life insurance carrier. The Company is not aware of any existing chargeback's and based on prior experience has not provided for any chargeback accrual.

Note 7. Subsequent Events

The Company notes the following subsequent events:

On January 6, 2015, a capital distribution of $1,500,000 was declared by the Board of Directors and distributed to the stockholder of the Company on January 9, 2015.

On January 26, 2015, a capital distribution of $1,900,000 was declared by the Board of Directors and distributed to the stockholder of the Company on January 29, 2015.

On April 16, 2015, the Company filed notification with FINRA and the Securities and Exchange Commission a historical net capital deficiency from January 29, 2015 through April 6, 2015 as a result of the impact of income tax provisions. The deficiency was corrected on April 6, 2015 upon receipt of a $956,138 commission receivable in the normal course of Company business. On that day, the Company had minimum net capital of $505,431 with a minimum net capital requirement of $198,168. The Company was fully in compliance with minimum net capital requirements as of the date these financial statements were issued.

The Company has evaluated subsequent events through May 20, 2015, the date the financial statements were issued.